Exhibit 99.1

Fortuna provides an update on the status of its operations in response to the worldwide spread of COVID-19

Vancouver, March 17, 2020-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) reports today that it has been closely monitoring the effects of the spread of the coronavirus respiratory disease (COVID-19), particularly in the jurisdictions that host our mining operations.

The rapid worldwide spread of COVID-19 is prompting governments to incrementally implement restrictive measures in an attempt to curb the spread of COVID-19.  During this period of uncertainty, our priorities are to safeguard the health and safety of our personnel and our local communities; support and enforce government actions to slow the spread of COVID-19; and to assess and mitigate the risks to our business continuity.

The Company has activated its Emergency Response Plan. It has placed its Health Safety Security and Environmental Committee in permanent session and is continually assessing the related health and safety risks to the Company’s personnel and contractors at its operations and offices. Preventative measures implemented at our offices and mines include: restrictions on travel, enhanced communication on prevention of contagion and viral effects, increased hygiene initiatives, monitoring personnel and visitors at our sites for symptoms of COVID-19, identification of personnel in high risk categories, reducing mine site personnel to a minimum level essential for continued operations and limiting visitors to those whose visits are considered critical.

Each of our sites’ management teams at the San Jose Mine located in Mexico, the Caylloma Mine located in Peru, and the Lindero Project located in Argentina are continually assessing the situation as it evolves and are implementing business continuity measures to mitigate the potential impacts of COVID-19 on the Company’s operations. The Company has postponed all non-critical capital projects and has temporarily suspended all Greenfields and Brownfields exploration activities.

At all our sites, management teams have established specific channels of communication with authorities in our areas of close influence to support local action plans to reduce the spread of the virus.

Caylloma Mine, Peru

On Sunday, March 15, 2020, the Government of Peru introduced a series of measures to contain the rapid spread of COVID-19 which include: the closing of international borders and a declaration of a fifteen-day period of mandatory national “social isolation”.

The Company is working under the regulatory framework issued by the Ministerio de Energía y Minas (MINEM) and the Ministerio del Interior (MININTER), which allows mines to continue to operate during this period with essential personnel. Management is in the process of demobilizing non-critical personnel and will continue to operate drawing ore from its 30 day coarse ore stockpile. The transportation of concentrates and essential supplies is permitted, and the Caylloma mine has a sufficient supply of critical stock, consumables and camp provisions for over a month.

San Jose Mine, Mexico

There are currently no COVID-19 related restrictive measures in place in Mexico that might have a material effect on the daily activities at the San Jose Mine. Our business continues to be conducted under the Company’s business risk mitigation and preventative health and safety procedures.

Lindero Project, Argentina

On Sunday, March 15, 2020, the Government of Argentina closed its international borders for 15 days. The Lindero Project team is taking necessary actions to mitigate the impact of this measure on the rotation schedule of international staff and vendor representatives. The supply chain of the Project is not impacted at this time.

The Company will continue to assess the materiality to our business of COVID-19 containment measures imposed by governments and will provide updates as it deems necessary.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project, currently under construction, in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the duration and effects of COVID-19 and any other pandemics on the Company’s workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth and impact the Company’s business, operations, financial condition and share price. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, the worldwide economic and social impact of COVID-19, the duration and extent of COVID-19,changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the management of the worldwide economic and social impact of COVID-19, that the duration and extent of COVID-19 is minimized and not long-term, the expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that the Company will be successful in its legal proceedings or that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.